UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant

Phillips 66

2. Name of person relying on exemption

CalSTRS Investments

3. Address of person relying on exemption

100 Waterfront Place, 14th Floor

West Sacramento, CA 95605-2807

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Memo

To: Shareholders of Phillips 66

Contact: Brian Rice, Portfolio Manager, Sustainable Investment and Stewardship Strategies, California State Teachers' Retirement System (CalSTRS): BRice@calstrs.com

Quinn Liu, Investment Officer, Sustainable Investment and Stewardship Strategies, California State Teachers' Retirement System (CalSTRS): QLiu@calstrs.com

Date: April 8, 2021

Re: Shareholder resolution requesting improved transparency on climate-related lobbying activities

CalSTRS recommends a vote FOR the following resolution:

Resolved: Shareholders request that the Board of Directors conduct an evaluation and issue a report within the next year (at reasonable cost, omitting proprietary information) describing if, and how, Phillips 66’s lobbying activities (direct and through trade associations) align with the goal of limiting average global warming to well below 2 degrees Celsius (the Paris Climate Agreement’s goal). The report should also address the risks presented by any misaligned lobbying and the company’s plans, if any, to mitigate these risks.

Summary:

1.	As investors, we view fulfillment of the Paris Agreement’s goal – to hold the increase in the global average temperature to “well-below” 2°C above preindustrial levels, and to pursue efforts to limit the temperature increase to 1.5°C – as an imperative. Corporate lobbying activities that are inconsistent or delay in alignment with meeting this goal present regulatory, reputational, legal, physical and systematic risks to investors, causing economic instability and introducing uncertainty and volatility into our portfolios.
2.	We believe that Paris Agreement-aligned climate lobbying helps to mitigate these risks and contributes positively to the long-term value of our investment portfolios. Trade associations and other politically active organizations that speak for business but, unfortunately, too often present forceful obstacles to progress in addressing the climate crisis are of particular concern.
3.	Insufficient information is presently available to help investors understand how Phillips 66 works to ensure that its lobbying activities, directly, in the company’s name, and indirectly, through trade associations, align with the Paris Agreement’s goals, and what Phillips 66 does to address any misalignments it has found, if any, with the lobbying activities. In 2019, two hundred institutional investors managing $6.5 trillion wrote to Phillips 66, seeking information on how the company is managing this critical governance issue. We believe Phillips 66’s reply was not responsive to this request.

Phillips 66’s trade association memberships present potential Paris Agreement misalignments.

In its statement of opposition, the Board asserts that “the Company follows an internal review and oversight process to ensure its public policy positions are aligned with its lobbying activities” and that its “lobbying and political contributions support the Company strategy and are consistent with publicly available positions.” However, this does not respond to the concerns raised in the Proposal which asks the board to evaluate how its lobbying activities are consistent with the Paris Agreement goal.

For example, Phillips 66 is a member of the American Fuel and Petrochemical Manufacturers (AFPM) and the Western States Petroleum Association (WSPA).[1] BP has announced[2] it would be leaving both organizations due to misalignments on climate policy and Total[3] and Shell[4] both announced they would leave AFPM. All three companies have published reports discussing their reasoning behind leaving these trade associations. The Proposal does not dictate what actions Phillips 66 should take, and Phillips 66’s board may ultimately disagree with BP, Shell, and Total’s analyses, but these peer reports suggest that a review of trade associations is warranted.

Conclusion

As an investor in Phillips 66, CalSTRS recommends a vote FOR this resolution. We believe that improved disclosure of the company’s climate lobbying objectives would allow shareholders to better assess the risks and benefits associated with such spending.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card but return it to the proxy-voting agent in the envelope that was or will be provided to you by the Company. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS' opinion and to give you valuable decision-making information when you review your shareholder proxy for the 2021 annual shareholders' meeting of Phillips 66.

[1]https://phillips66.widen.net/s/jlg8qhvvdg/2019-phillips-66-trade-association-memberships.

[2]https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/news-and-insights/press-releases/bp-to-leave-three-trade-associations-after-detailed-review-of-climate-policies.pdf.

[3]https://www.total.com/media/news/press-releases/2019-climate-report-total-reviews-its-membership-industry-associations-line-their-climate-stance.

[4]https://www.shell.com/promos/sustainability/industry-association-update-april-2020/_jcr_content.stream/1586971582111/96afdef2ff0a78fc9f2106b9239655bd07beeca6/industry-associations-climate-review-update.pdf.